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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      Amendment No. 1

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [ X ] Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Federated Fund for U.S. Government Securities, Inc.

3.    Securities and Exchange Commission File No.:  811-1890

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      []    Initial Application           [ X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            1001 Liberty Avenue
            Pittsburgh, PA 15222-3779

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                                Joseph W. Kulbacki
                                                Reed Smith IAMG
                                                12th Floor
                                                1001 Liberty Avenue
                                                Pittsburgh, PA 15222
                                                (412) 288-6659

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

      Registrant:                   Reed Smith LLP
                                    Investment and Asset Mangagement Group(IAMG)
                                    Federated Investors Tower
                                    12th Floor
                                    1001 Liberty Avenue
                                    Pittsburgh, PA 15222-3779
                                    (Notice should be sent to the Agent
                                    for Service at the above address)
                                    5800 Corporate Drive
                                    Pittsburgh, PA 15237-7010
                                    (412) 288-1900

      Distributor                   Federated Securities Corp.
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779

      Administrator                 Federated Services Company
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779

      Investment Adviser            Federated Investment
                                    Management Company
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779

      Custodian                     State Street Bank and
                                    Trust Company
                                    P.O. Box 8600
                                    Boston, MA 02266-8600

      Transfer Agent and            Federated Shareholder
      Dividend Disbursing Agent     Services Company
                                    P.O. Box 8600
                                    Boston, MA 02266-8600

      Independent Auditors          Deloitte & Touche LLP
                                    200 Berkeley Street
                                    Boston, MA 02116


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [ X]  Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X]  Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                              Federated Investment Management Company
                              Federated Investors Tower
                              1001 Liberty Avenue
                              Pittsburgh, PA 15222-3779

                              Federated Advisers
                              Federated Investors Tower
                              1001 Liberty Avenue
                              Pittsburgh, PA 15222-3779

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                        Federated Securities Corp
                        Federated Investors Tower
                        1001 Liberty Avenue
                        Pittsburgh, PA 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X]  No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X]  Yes         [  ]  No

      If Yes, state the date on which the board vote took place:  June 28, 2002

      If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

     If Yes, state the date on which the shareholder vote took place: October 4, 2002

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X ]  Yes         []    No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
          October 7, 2002

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         []    No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X]  No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X]  No

      If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

               (i)  Legal expenses:

               (ii) Accounting expenses:

               (iii) Other expenses (list and identify separately):

               (iv) Total expenses (sum of lines (i)-(iii)  above):  No expenses were borne by the Fund

     (b)  How were those expenses allocated? No expenses were borne by the Fund.

     (c)  Who paid those expenses? Federated Services Company

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [ X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X]  No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26. (a) State the name of the fund surviving the Merger: Federated Fund for U.S. Government Securities

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 4577

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 811-01890

                                     DEF 14A
                                 August 5, 2002

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned stated that (i) he has executed this Amendment No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Federated Fund for U.S. Government Securities, Inc.,
(ii) he is the Secretary of Federated Fund for U.S. Government Securities, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 to Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Secretary